UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):	September 14, 2015

Aetna Inc.
(Exact name of registrant as specified in its charter)

Pennsylvania	1-16095	23-2229683
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification No.)

151 Farmington Avenue, Hartford, CT	06156
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:	(860) 273-0123

Former name or former address, if changed since last report:	N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 - Other Events

Item 8.01 Other Events.

Supplemental Information

As previously disclosed and reported in the Current Report on Form 8-K filed by Aetna Inc., a Pennsylvania corporation (“Aetna”), on July 6, 2015 with the Securities and Exchange Commission (the “SEC”), on July 2, 2015, Aetna, Humana Inc. (“Humana”), Echo Merger Sub, Inc., a wholly-owned subsidiary of Aetna (“Merger Sub 1”), and Echo Merger Sub, LLC, a wholly-owned subsidiary of Aetna (“Merger Sub 2”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub 1 will be merged with and into Humana, with Humana surviving the merger as a wholly-owned subsidiary of Aetna (the “First Merger”), and immediately following the First Merger, Humana will be merged with and into Merger Sub 2, with Merger Sub 2 surviving the merger as a wholly-owned subsidiary of Aetna (the “Second Merger” and together with the First Merger, the “Mergers”). At the effective time of the Second Merger, Merger Sub 2 will be renamed Humana LLC.

On September 3, 2015, a purported Aetna shareholder filed a Verified Shareholder Class Action and Derivative Petition challenging the Mergers in the Court of Common Pleas of Montgomery County, Pennsylvania, against the individual members of the Aetna board of directors (the “Aetna Board”) and Aetna. The complaint is captioned Tomasulo v. Bertolini et al., Case No. 2015-24374 (the “Complaint”). The Complaint asserts both putative class action claims (purportedly on behalf of a class of Aetna shareholders) and derivative claims (purportedly on behalf of Aetna) against the individual members of the Aetna Board. The Complaint generally alleges, among other things, that the Aetna Board breached its fiduciary duties by negotiating and entering into the Merger Agreement because the Mergers overvalue Humana, the negotiation process leading to the Mergers was flawed, the Mergers represent an effort by the Aetna Board to avoid being acquired by the company referred to as Party A in Aetna's registration statement on Form S-4 filed with the SEC on August 28, 2015, Aetna senior management preferred a transaction with Humana to a transaction with Party A given concerns over their post-transaction continued employment, and Aetna's registration statement on Form S-4 omits certain material information. The Complaint generally seeks, among other things, declaratory and injunctive relief, preliminary injunctive relief prohibiting or delaying the defendants from consummating the Mergers, other forms of equitable relief and unspecified amounts of damages. In addition, the Aetna Board has received demands from Mr. Tomasulo (who filed the Complaint) and another purported Aetna shareholder to investigate and remedy potential or alleged breaches of fiduciary duties in connection with the Mergers.

In response to these demands, and the subsequently filed Complaint, the Aetna Board, in accordance with Pennsylvania law and procedure, appointed a special litigation committee (the “SLC”), consisting of Edward J. Ludwig (Chairperson), Roger N. Farah, Ellen M. Hancock and Richard J. Harrington, to, among other things, investigate and evaluate such demands and the Complaint, including the allegations and requests for action contained therein. The SLC has retained independent counsel to assist and advise it in connection with its investigation and evaluation. Additional lawsuits arising out of or relating to the Merger Agreement and/or the Mergers may be filed in the future.

Important Information For Investors And Stockholders

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna. The registration statement was declared effective by the SEC on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to shareholders of Aetna and stockholders of Humana on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402.  Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Aetna and Humana filed with the SEC and other relevant materials to be filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aetna Inc.

Date: September 14, 2015	By:	/s/ William J. Casazza
Name: William J. Casazza
Title: Executive Vice President and General Counsel